March 24, 2021

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Arrow Investments Trust

Dear Sir/Madam:

On behalf of Arrow Investments Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, a prospectus/proxy statement under the Securities Act of 1933, as amended, on Form N-14. The prospectus/proxy statement is filed in connection with the planned reorganization of the Reverse Cap Weighted U.S. Large Cap ETF, a series of ETF Series Solutions, into the Arrow Reverse Cap 500 ETF, a series of the Trust.

If you have any questions, please contact JoAnn M. Strasser at 614-469-3265 or Owen J. Pinkerton at 202-263-4144.

Very truly yours,

/s/Owen J. Pinkerton

Owen J. Pinkerton